

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Brighthouse Securities, LLC's Exemption Report, in which (1) Brighthouse Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Brighthouse Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1), (the "exemption provisions") and (2) Brighthouse Securities, LLC stated that Brighthouse Securities, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2020 without exception. Brighthouse Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brighthouse Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe LLP

Crowe LLP

New York, New York
March 5, 2021



Brighthouse Securities LLC
11225 N Community House Rd
Charlotte, NC 28277–1234

Brighthouse Securities, LLC's Exemption Report

Brighthouse Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17.C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15C3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Brighthouse Securities, LLC

I, John G. Martinez, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Principal Financial Officer, Financial & Operations Principal
March 5, 2021